Mister Goody, Inc.
7877 Emerald Winds Circle
Boynton Beach, Florida 33473
561-396-0554

August 3, 2011

Mr. Shuman
Ms. Wray
Ms. Feider
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Mister Goody, Inc.

File No. 333-174941
Amendment No. 2 to Registration Statement on Form S-1

 Dear Mr. Shuman, Ms. Wray and Ms. Feider:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on Tuesday, August 2, 2011. The Company has filed Amendment No 2 to the registration statement originally filed on June 16, 2011 on Form S-1 to reflect each of the responses.

1.

General. As requested in prior comment 3, please revise your disclosure as appropriate to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of achievements predicted in your filing. As one example, please describe events or circumstances, such as the significant competition the company faces, that may prevent you from attracting approximately 300 vendors to your website by September 2011, as disclosure on page 2 and elsewhere indicates you expect to do.

Response: We recently modified our revenue model and have updated various disclosures including the one referenced in this question.

2.

In addition, as you are aware, you must have a reasonable basis for all claims and assertions made in the filing. Accordingly, please revise or provide support for the assertion that having three hundred vendors offer products or services on your site will attract paying members, as well as for the claim that you believe you can attract this number of vendors in order to begin to generate sales in September 2011.

Response: We recently modified our revenue model and have updated various disclosures including the one referenced in this question.

3.

Risk Factors / “Our officers and directors have no experience…,” page 9.  We note the risk factor you have added in response to prior comment 5. Your disclosure in this risk factor indicates that you may be required to include an auditor’s attestation report concerning the effectiveness of your internal control over financial reporting beginning with your Form 10-K for the fiscal year ending March 31, 2014. Please explain why you believe you may be required to provide an auditor attestation at that time, or revise as appropriate. In addition, as suggested in our prior comment, please consider adding disclosure informing investors that as long as you remain a smaller reporting company, you will not be required to obtain an auditor’s attestation concerning management’s report on internal control over financial reporting. Refer to Item 308(b) of Regulation S-K.

Response: We have updated the disclosures.

4.

Please revise the sentence in the third paragraph of this risk factor that begins, “In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting,” as this language could be read to suggest that the company has already established effective controls.

Response: We have updated the disclosures.

5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38. We note the revised disclosure you have provided in response to prior comment 7. Please further revise to explain with greater specificity the actions that you plan to take in order to begin generating revenues. In this regard, elaborate on your “ongoing vendor marketing efforts,” which you indicate you expect to attract hundreds of vendors in the next couple of months.

Response: We recently modified our revenue model and have updated various disclosures including the one referenced in this question.

We acknowledge that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel Arberman
Joel Arberman
Chief Executive Officer